UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2016

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))     ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))    ☐

Amira Nature Foods Ltd (“Amira,” “the Company”), completed today the filing of its Form 20-F with the Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2015. In conjunction with the completion of its form 20-F, the Company’s independent audit firm, ASA & Associates, audited the Company’s past three fiscal years, including fiscal 2015, 2014 and 2013.  There were no material changes to these historical financial results, as compared to what had been previously released by the Company.

Amira Nature Foods Financial Summary

(USD in millions except per share data)	Fiscal Year Ended March 31,
	2015		2014		2013
Revenue	$700.0		$547.3		$413.7
Adjusted EBITDA	$99.9		$75.5		$52.4
Net Profit After Taxes	$53.2		$38.1		$19.2
Adjusted Net Profit After Taxes	$56.1		$41.0		$21.2
Diluted Earnings Per Share	$1.46		$1.04		$0.63
Adjusted Earnings Per Share	$1.56		$1.14		$0.59

Total Debt	$211.0		$184.8		$161.6
Net Debt	$164.4		$147.2		$128.3

Net Debt/Adjusted EBITDA	1.6	x	2.0	x	2.4	x

The Company noted that as a result of the three years of audits, certain litigations and other related business disruptions that it has been an extremely challenging year and that it looks forward to a return to normalcy and growth for the business for the fiscal year ending March 31, 2017.

Separately, the Company announced that its Board of Directors has authorized the implementation of an opportunistic share buyback program, which may be updated from time to time. Any share repurchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such repurchases will be made at the Company’s discretion and in accordance with all applicable securities laws and regulations. Although there can be no guarantees on how much, if any shares are ultimately repurchased.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, results of operations, financial condition and audited financial statements;

•	our ability to protect our intellectual property rights;

•	projected revenue, EBITDA, adjusted EBITDA, profits, adjusted profits, earnings, adjusted earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	the continued application of the proceeds from our initial public offering (“IPO”);

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C Wacha
Name:	Bruce C Wacha
Title:	Chief Financial Officer

Date: January 25, 2016

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